                                                                       EXHIBIT 1


                            YEAR 2002 / 2ND QUARTER
                              RESULTS OF OPERATIONS
                             OF GLOBAL SOURCES LTD.

     The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below.


BACKGROUND

     We are a leading facilitator of global merchandise trade between buyers and suppliers, by providing the right information, at the right time, in the right format. Our business began in 1971 in Hong Kong when we launched Asian Sources, a magazine to serve global buyers importing products in volume from Asia. Since then, we have expanded our group of sourcing magazines to cover multiple vertical markets, and have become one of Asia's leading providers of trade information.

     While our core business is to help global buyers import from Asia, we also facilitate trade in the opposite direction. In 1985, we launched Electronics News for China which has grown into several publications and their associated websites providing information to high-tech manufacturers in Asia.

     Realizing the importance of e-commerce, we commercially released the first version of Global Sources Transact, our proprietary trade management software to facilitate international transactions in 1991. We then became one of the first business-to-business online marketplaces by launching Asian Sources Online in 1995. At that time, we began repositioning our trade magazines to play a supportive, educational and promotional role to accelerate the shift of our customers to our e-commerce services. In 1999, we expanded our scope to include global suppliers and changed the name of our online marketplace to Global Sources Online.

     Global Sources' products and services allow international buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. Our mission is to create and facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format.

     Buyers purchase goods from suppliers who market themselves through our online marketplaces, trade magazines, and CD-ROMs, as well as our conferences and exhibitions. We provide information that helps buyers evaluate numerous sourcing options. This increases the likelihood that they can place orders with suppliers that offer them the best terms, conditions and capabilities.

     We help suppliers market their products and their capabilities to our community of buyers worldwide. By receiving inquiries from a wide selection of buyers, suppliers have more opportunity to achieve the best possible terms, and to learn which markets have the highest demand and are the most suitable. To support their export marketing needs, we
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provide suppliers with a content cleansing, normalizing, rationalizing and segmenting service.

     We were originally incorporated under the laws of Hong Kong in 1970. We completed a share exchange with a publicly traded company based in Bermuda in financial year 2000, and our shareholders became the majority shareholders of the Bermuda Corporation. As a result of the share exchange, we now are incorporated under the laws of Bermuda. We changed our name to Global Sources Ltd. in financial year 2000.


OVERVIEW

     We derive revenue from two principal activities.

     Online services -- Our primary service is creating and hosting Marketing Websites that present suppliers' product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees. We ratably recognize the fees we receive to display a supplier's advertisement or company data over the contractual term, which is generally six to twelve months.

     Other media services -- We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. We publish our core trade magazines monthly, and a host of specialized magazines seasonally. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications. We also offer CD-ROM versions of our various vertical marketplaces on Global Sources Online. We recognize revenue ratably over the period during which the advertisement is displayed, generally not exceeding one year. We also organize exhibitions and recognize the revenue for these exhibitions at the conclusion of these events.

     Our sales costs consist of the commissions we pay to our independent and related party sales representatives, as well as support fees for processing sales contracts and incentive payments. These representatives sell online marketplace services and advertisements in our trade magazines and earn a commission as a percentage of the revenue generated.

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RESULTS OF OPERATIONS

     The following table sets forth the results of our operations:

                                                              THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                                   JUNE 30,                               JUNE 30,
                                                        -------------------------------       ------------------------------
                                                           2002                2001              2002               2001
                                                        -----------         -----------       -----------        -----------
                                                        (UNAUDITED)         (UNAUDITED)       (UNAUDITED)        (UNAUDITED)
REVENUES:
 Online services........................................  $12,750             $13,981           $25,651           $28,369
 Other media services...................................    8,328               9,661            17,025            19,565
 Miscellaneous..........................................      159                 212               320               406
                                                          -------             -------           -------           -------
                                                           21,237              23,854            42,996            48,340

OPERATING EXPENSES:
 Sales...................................................   7,300               7,981            14,661            16,574
 Circulation............................................    3,091               3,069             5,963             6,122
 General and administrative.............................    7,279               8,330            14,441            18,300
 Online services development............................    1,244               2,181             2,685             5,312
 Non-cash compensation expense..........................      629                 885             1,348             1,471
 Amortization of intangibles/Software development cost..      865                 869             1,732             1,738
                                                          -------             -------           -------           -------
TOTAL OPERATING EXPENSES................................   20,408              23,315            40,830            49,517
                                                          -------             -------           -------           -------
INCOME/(LOSS) FROM OPERATIONS...........................      829                 539             2,166            (1,177)
                                                          =======             =======           =======           =======
                                                          -------             -------           -------           -------
NET INCOME/(LOSS).......................................     $970                 $73           $ 1,984           $(2,013)
                                                          =======             =======           =======           =======

INCOME/(LOSS) FROM OPERATIONS:
 Online services........................................  $ 1,598             $ 2,089           $ 3,340           $ 1,153
 Other media services...................................     (865)               (947)           (1,318)           (1,072)
 Miscellaneous..........................................       96                (603)              144            (1,258)
                                                          -------             -------           -------           -------
CONSOLIDATED............................................  $   829             $   539           $ 2,166           $(1,177)
                                                          =======             =======           =======           =======

     The following table represents our revenue by geographical areas:

                                                             THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                                   JUNE 30                                JUNE 30
                                                          ---------------------------            -------------------------
                                                            2002               2001                2002              2001
                                                          -------             -------            -------           -------
Asia....................................................  $19,676             $21,859            $40,204           $44,683
United States...........................................    1,306               1,487              2,276             2,806
Europe..................................................      128                 290                256               461
Others..................................................      127                 218                260               390
                                                          -------             -------            -------           -------
TOTAL REVENUE...........................................  $21,237             $23,854            $42,996           $48,340
                                                          =======             =======            =======           =======

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CONSOLIDATED RESULTS

REVENUE

     Our online services revenue declined from $14.0 million during the three months ended June 30, 2001 to $12.8 million during the three months ended June 30, 2002, a decline of 9%. Our other media services revenue declined from $9.7 million during the three months ended June 30, 2001 to $8.3 million during the three months ended June 30, 2002, a decrease of 14%. Total revenue declined by 11% from $23.9 million during the three months ended June 30, 2001 to $21.2 million during the three months ended June 30, 2002. This revenue decline was due mainly to the effect of the continuing slow down in the world economy.

     During the six months ended June 30, 2002, our online services revenue declined by $2.7 million or 10% to $25.7 million as compared with $28.4 million in the corresponding period last year. Revenues from our other media services declined by $2.6 million or 13% to $17.0 million during the six months ended June 30, 2002 as compared with $19.6 million during the corresponding period last year. Total revenues for the six months ended June 30, 2002 were $43.0 million compared with $48.3 million for the six months ended June 30, 2001, a decline of $5.3 million or 11%. This revenue decline was due mainly to the effect of the continuing slow down in the world economy.

     Our goal is to be the leading creator and facilitator of global merchandise trade. Our strategy to achieve and maintain this goal has four primary components:

     We intend to increase the penetration of our online marketplace services in our existing 27 verticals and 14 geographic markets. We believe that the sales representatives play a vital role in educating, attracting, retaining and supporting these customers. We believe that as Global Sources Online grows in content and usage, more buyers will be attracted, and thus, more suppliers will seek to maintain Marketing Websites and use our associated services.

     We will leverage our combination of traditional and electronic media, our content and supplier enablement capabilities, our Asian experience and representation, and our growing community of buyers and suppliers, to create new services.

     We intend to develop and utilize strategic partnerships to gain access to a larger number of potential users, cooperatively market products and services, cross-sell additional services and/or gain entry to new markets.

     We may pursue strategic acquisitions of complementary businesses, technologies or products that we believe will accelerate one or more of the elements of our strategy. We currently have no understandings, arrangements or agreements with respect to any potential acquisitions.


OPERATING EXPENSES

     Sales. The Company utilizes sales representatives in various territories to promote the Company's products and services. Under these arrangements, the sales representatives are entitled to commissions as well as marketing fees. Commissions expense is recorded when
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the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier, and is included in sales expenses.

     The sales representatives, which are mainly corporate entities, handle collections from clients on behalf of the Company. Included in receivables from sales representatives are amounts collected on behalf of the Company as well as cash advances made to the sales representatives. As of June 30, 2002, the Board of Directors of two of these sales representative companies included a director nominated by the Company to monitor the receivables collected from our clients by these related party sales representatives, and to monitor any changes to the authorized signatories of the depository bank accounts. The nominated directors are employees of the Company. The Company and the nominated directors do not have any interest in the share capital of the sales representatives companies.

     Sales costs consists of the commissions paid and incentives provided to our independent sales representatives and sales support costs. Sales costs declined from $8.0 million during the three months ended June 30, 2001 to $7.3 million during the three months ended June 30, 2002, a decline of 9% due mainly to a decline in revenue.

     Sales costs declined from $16.6 million during the six months ended June 30, 2001 to $14.7 million during the six months ended June 30, 2002, a decline of 11% due mainly to a decline in revenue.

     Circulation. Circulation costs consist of the costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, subscription promotions and customer services costs. Circulation costs remained at the same level of $3.1 million during the three months ended June 30, 2001 as in the three months ended June 30, 2002.

     Circulation costs marginally declined from $6.1 million during the six months ended June 30, 2001 to $6.0 million during the six months ended June 30, 2002, a decline of 2% due to a decline in subscription promotions costs and printing costs.

     General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information and technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs declined from $8.3 million during the three months ended June 30, 2001 to $7.3 million during the three months ended June 30, 2002, a decline of 12%, due mainly to our cost reduction measures that resulted in a decline in information and technology support costs, content management services costs, marketing expenses and telecommunications costs.

     General and administrative costs declined from $18.3 million during the six months ended June 30, 2001 to $14.4 million during the six months ended June 30, 2002, a decline of 21% due to our cost reduction measures that resulted in a decline in marketing expenses, content management services costs, information technology support costs, telecommunications costs and payroll costs.

     Development Costs. Development costs consist mainly of payroll, office rental and depreciation costs relating to the development of Global Sources Online. Development costs to fund the expansion of our online services declined from $2.2 million during the three months ended June 30, 2001 to $1.2 million during the three months ended June 30, 2002, a
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decline of 45%. This decline resulted from reductions in fees paid to consultants and capitalization of expenses related to the internal development of new software and tools.

     Development costs to fund the expansion of our online services declined from $5.3 million during the six months ended June 30, 2001 to $2.7 million during the six months ended June 30, 2002, a decline of 49%. This decline resulted from reductions in fees paid to consultants and capitalization of expenses related to the internal development of new software and tools.

     Non-Cash Compensation Expenses. The Company has issued share awards under several equity compensation plans (ECP) to both employees and team members. The total non-cash compensation expense, resulting from the ECP, recorded by the company during the three months and six months ended June 30, 2002 were $0.6 million and $1.3 million respectively compared to $0.9 million and $1.5 million recorded during the three months and six months ended June 30, 2001 respectively.

     Other non-cash expenses. Other non-cash expenses consist of amortization of software development costs and amortization of intangibles.

     Other non-cash expenses during the three months ended June 30, 2002, were $0.9 million, consisting of amortization of software development costs compared to $0.9 million for the three months ended June 30, 2001 consisting of $0.8 million for amortization of software development costs and $0.1 million for amortization of intangibles. Intangible assets consisted of goodwill and purchased copyrights.

     Other non-cash expenses during the six months ended June 30, 2002 were $1.7 million consisting mainly of amortization of software development costs compared to $1.7 million for the six months ended June 30, 2001 consisting of $1.5 million for amortization of software development costs and $0.2 million for amortization of intangibles.

     Income from operations. Income from operations for online services declined to $1.6 million during three months ended June 30, 2002 from $2.1 million for the three months ended June 30, 2001, a decline of 24%. The decline was mainly attributable to a decline in online services revenue. The total income from operations during three months ended June 30, 2002 was $0.8 million as compared to $0.5 million during the corresponding period of 2001. The improvement resulted from a decline in sales costs, general administration costs, online development costs and non-cash compensation expenses, partially off-set by the decline in revenue.

     Income from operations for online services grew to $3.3 million during the six months ended June 30, 2002 from $1.2 million during the six months ended June 30, 2001, an increase of 175%. The improvement resulted mainly from declines in sales costs, general administration costs and online development costs compared to the first half of last year, off-set partially by the decline in online services revenue. The total income from operations during the six months ended June 30, 2002 was $2.2 million compared to a loss of $1.2 million during the corresponding period of 2001. The improvement was mainly due to declines in sales costs, general administration costs and online development costs compared to the first half of last year, off-set partially by the decline in revenue.
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     Income Taxes.  The company and certain of its subsidiaries operate in the
Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of the Company's subsidiaries operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

     We reported a tax provision of $0.2 million during the three months ended June 30, 2002 compared to $0.3 million for the three months ended June 30, 2001.

     We reported a tax provision of $0.5 million during the six months ended June 30, 2002 and $0.6 million during the six months ended June 30, 2001.

     Net Income.  Net income was $1.0 million during the three months ended
June 30, 2002, as compared to net income of $0.1 million during the three months ended June 30, 2001. This improvement was due mainly to declines in sales costs, general administration costs, online development costs, non-cash compensation expenses and exchange gain, off-set partially by the decline in revenue.

     Net income was $2.0 million during the six months ended June 30, 2002, compared to a net loss of $2.0 million during the six months ended June 30, 2001. The improvement was mainly due to declines in sales costs, general administration costs, online development costs and exchange gain as compared to the first half of last year, off-set partially by decline in revenue.


LIQUIDITY AND CAPITAL RESOURCES

     We financed our first half 2002 activities using cash generated from our operations.

     Net cash generated from operating activities was $9.0 million during the six months ended June 30, 2002 compared to $3.7 million cash generated from operating activities during the six months ended June 30, 2001. The primary source of cash from operating activities was collections from our customers received through our independent and related party sales representatives.

     Net cash used for investing activities was $2.2 million during the first half of 2002 which was used principally for capital expenditures for computers, software, internal software development and renovation of leasehold properties. Net cash used for investing activities in the first half of 2001 was $1.9 million, which was used principally for capital expenditure for computers, software and furniture and fixtures.

     Net cash generated from financing activities was $0.05 million during the first half of 2002, which represents the amount received from directors for the shares subscribed by them in the directors stock option plan. Net cash used for financing activities was $1.8 million in the first half of 2001, which resulted from the partial repayment of the short-term loan, off-set partially by the amount received from a director for the shares subscribed by him in the directors stock option plan.

     We have an existing credit facility with Bank of Bermuda (Isle of Man) Limited, which may be drawn in tranches of a minimum of US $1.0 million. The lender may request that we secure our borrowings under the credit facility. The credit facility bears interest,
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payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%.
The credit facility can be used for investments, working capital and general corporate purposes. Our principal shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility. On March 20, 2002, the credit facility was renewed for $10.0 million, for one year subject to the same terms and conditions as applicable to the original facility. We have no bank debt as at June 30, 2002.

     Advance payments received from customers were $17.2 million as of June 30, 2002 compared to $17.1 million as at December 31, 2001, improving our liquidity. We anticipate that cash on hand, and cash generated from operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations. We can also draw from the credit facility mentioned above as and when required.


RECENT ACCOUNTING PRONOUNCEMENTS

     As of December 31, 2001, the Company adopted the Emerging Issues Task Force Issue No. 00-14, "Accounting for Certain Sales Incentives" (EITF 00-14). EITF 00-14 stipulates that the reduction in the selling price of the product or service resulting from any cash sales incentive should be classified as a reduction of revenue. The adoption of this EITF resulted in the Company reclassifying certain sales incentives from a sales expense to a reduction of revenue for the period of three months and six months ended June 30, 2001. This reclassification represented less than 3% of revenues for both said periods and did not impact net income.

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statements of Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and SFAS No. 138. This statement, as amended, was effective January 1, 2001, and established accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. The adoption of SFAS No. 133, as amended, did not impact the Company's financial position or results of operations.

     In June, 2001, FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we adopted SFAS No. 142 effective January 1, 2002. As goodwill was fully amortized and no acquisitions occurred during 2001, management believes that the adoption of these standards did not have a material impact on the Company's financial statements of position, results of operations, or cash flows.

     In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement
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costs. The purpose of this statement is to develop consistent accounting for asset retirement obligations and related costs in the financial statements and provide more information about future cash outflows, leverage and liquidity regarding retirement obligations and the gross investment in long-lived assets. We will be required to implement SFAS No. 143 on January 1, 2003 and believe that the adoption of this standard will not have a material impact on the Company's financial statements of position, results of operations, or cash flows.

     In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets, superseding SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for segments of a business to be disposed. The Company adopted this statement on January 1, 2002 and believe that the adoption of this standard did not have a material impact on the Company's financial statement of position, results of operations, or cash flows.

     In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of this Statement related to the rescission of Statement 4 are effective for fiscal years beginning after May 15, 2002. The provisions in paragraphs 8 and 9(c) of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002. We believe that the adoption of this standard does not have a material impact on the Company's financial statements of position, results of operations, or cash flows.


QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenues and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenues that was not fully offset by lower expense levels in Asian operations.

     This decline in revenues occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 60%) of our revenues are denominated in U.S. dollars or are received in the Hong Kong currency which is currently pegged to the U.S. dollar. Correspondingly, a majority (approximately 85%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our revenues and expenses fluctuate in tandem thus reducing the net impact on our profits.
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     As of June 30, 2002, we have not engaged in foreign currency hedging activities.

     In the first half of year 2002, the Company derived more than 90% of its revenue from customers in the Asia-Pacific region. The Company expects that a majority of its future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact the business.